# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1200, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 10/06/2026
Filed by CIK 0001765296
Persons authorized to receive notices and communications: Mark Crockwell, 5B Waterloo Lane,, Pembroke, Bermuda (D0), HM 08, 1 441 298 8104

## Reporting persons
- Al Shams Investments LTD (CIK 0001765296): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.48% of the class)
- Wafic Rida Said: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.48% of the class)
- Jennifer L. Bitterman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Jonathan Klein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Anna Massion: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Sir Michael Peat: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Wayne R. Walker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1200, DALLAS, Texas (TX), 75254

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and supplemented as follows:
In connection with the entry into the Settlement Agreement, as defined and described in Item 4 below, and the discontinuation of the solicitation, the Joint Filing and Solicitation Agreement, dated September 13, 2026 (the "JFSA"), and each Former Nominee's (as defined below) grant of power of attorney (collectively, the "POAs") have been terminated. As a result, each of Ms. Jennifer L. Bitterman, Mr. Jonathan Klein, Ms. Anna Massion, Sir Michael Peat and Mr. Wayne R. Walker (collectively, the "Former Nominees") has ceased to be a member of a "group," within the meaning of Section 13(d)(3) of the Exchange Act, with Al Shams Investments Limited ("ASIL") and Wafic Rida Said.
Each Former Nominee will cease to be a reporting person immediately upon the filing of this Amendment. Each of ASIL and Mr. Said will remain a reporting person and will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:
On October 6, 2026 (the "Effective Date"), ASIL and, solely for purposes of Section 8 thereof, Mr. Said (together, the "Al Shams Parties") entered into a Cooperation and Settlement Agreement (the "Settlement Agreement") with the Issuer, Ashford Hospitality Trust, Inc. and Ashford Inc. (collectively, the "Company Group").
Pursuant to the Settlement Agreement, ASIL has withdrawn the Nomination Notice. The Al Shams Parties have also agreed to certain standstill restrictions and voting commitments. In connection with the Board's previously announced Board refresh process, ASIL will have the opportunity to consult with the Issuer's search firm regarding candidates for one additional director seat. The Board retains sole discretion over the selection.
The Settlement Agreement includes mutual releases and non-disparagement provisions, thereby resolving various disputes between the parties, including claims under the securities laws and claims sounding in defamation and libel.
Pursuant to the Settlement Agreement and subject to the terms thereof, the Issuer has agreed to pay ASIL $25,000,000 plus expenses.
The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:
Each of ASIL and Mr. Said may be deemed to be a member of a "group" with the other for purposes of Section 13(d)(3) of the Exchange Act. Such group may be deemed to beneficially own an aggregate of 6,513,000 shares of Common Stock, constituting approximately 9.48% of the outstanding shares of Common Stock. The foregoing is based on 68,679,318 shares of Common Stock outstanding as of August 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7, 8, 9, 10 and 11 of the cover pages to this Amendment is incorporated herein by reference. ASIL directly owns all 6,513,000 shares of Common Stock reported herein.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than ASIL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:
On October 6, 2026, the Al Shams Parties and the Company Group entered into the Settlement Agreement, as defined and described in Item 4 above, which is attached hereto as Exhibit 99.9 and is incorporated herein by reference. On the same day, the JFSA and POAs terminated pursuant to their terms.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:
Exhibit 99.9 Cooperation and Settlement Agreement, dated October 6, 2026, by and among Braemar Hotels & Resorts Inc., Ashford Hospitality Trust, Inc., Ashford Inc., Al Shams Investments Limited and, solely for purposes of Section 8 thereof, Wafic Rida Said (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on October 8, 2026).

## Signatures
- Al Shams Investments LTD: /s/ Mark Crockwell, Mark Crockwell, Director (10/08/2026)
- Wafic Rida Said: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (10/08/2026)
- Jennifer L. Bitterman: /s/ Jennifer L. Bitterman, Jennifer L. Bitterman (10/08/2026)
- Jonathan Klein: /s/ Jonathan Klein, Jonathan Klein (10/08/2026)
- Anna Massion: /s/ Anna Massion, Anna Massion (10/08/2026)
- Sir Michael Peat: /s/ Sir Michael Peat, Sir Michael Peat (10/08/2026)
- Wayne R. Walker: /s/ Wayne R. Walker, Wayne R. Walker (10/08/2026)